UNITED STATES
                                    SECURITIES AND EXCHANGE COMMISSION
                                                  WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                   January 6,
2020

  Via E-Mail
  Andrew Hulsh, Esq.
  Pepper Hamilton LLP
  The New York Times Building
  37th Floor
  620 Eighth Avenue
  New York, NY 10018-1405

           Re:     Creative Learning Corporation
                   PREC14A filed on December 27, 2019
                   File No. 000-52883

  Dear Mr. Hulsh:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Preliminary Proxy Statement

  1. Please disclose in an appropriate location of your proxy statement the consequences of a change of control in the company if two or more of your directors are removed and replaced. Describe any acceleration in, for example, debt obligations, incentive compensation and employment agreements.

  Reasons to Reject the Rego Consent Proposals, page 7

  2. Please revise your disclosure to clarify that the control you refer to in the first bullet point on page 7 will not result in the inability of security holders to exercise their voting and other rights as security holders.

  3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to
 Andrew Hulsh, Esq.
Pepper Hamilton LLP
January 6, 2020
Page 2

       the staff on a supplemental basis. Provide revise your disclosure in the third bullet point on page 7 to characterize it as your opinion or belief.

4. With respect to the fifth bullet point on page 7, please revise your disclosure to clarify whether the qualifications set forth in the bylaws for company directors are aspirational or are required before an individual can serve as a director. If the latter, please clarify who would make the determination with respect to any potential board member and describe the effect on the consent solicitation of a decision that the Rego nominees do not meet the qualifications set forth in the bylaws.


Background of the Rego Consent Solicitation, page 9

5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your disclosure in the seventh and eighth bullet points on page 9.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions